SUPREME COURT OF QUEENSLAND

Registry: Brisbane
No. 3415 of 2011

IN THE MATTER OF ALLIED GOLD LIMITED
ACN 104 855 067

Applicant **ALLIED GOLD LIMITED ACN 104 855 067**

ORDER

Before: Justice P. McMurdo

Date: 20 June 2011

Initiating document: Application filed 20 April 2011

THE ORDER OF THE COURT IS THAT:

1. Pursuant to section 411(4)(b) of the *Corporations Act 2001*, the scheme of arrangement between the applicant and its shareholders, a copy of which is behind tab 6 of exhibit "AWR2" to the affidavit of Andrew Rankin sworn 17 June 2011, is approved subject to the implementation of the scheme remaining conditional upon the matters in clauses 3.1(7) and 3.1(8) of the Implementation Agreement made between the applicant and Allied Gold Mining plc dated 28 April 2011.

2. Pursuant to section 411(4)(b) of the *Corporations Act 2001*, the scheme of arrangement between the applicant and its optionholders, a copy of which is behind tab 7 of exhibit "AWR2" to the affidavit of Andrew Rankin sworn 17 June 2011 (the option scheme), is approved subject to the following:

ORDER
Filed on behalf of the applicant
Form 59, Rule 661

Norton Rose Australia
Level 17
175 Eagle Street
BRISBANE QLD 4000
Tel: (07) 3414 2888
Fax: (07) 3414 2999
DX: 114 BRISBANE

(a) the implementation of the scheme remaining conditional upon the matters in clauses 3.1(7) and 3.1(8) of the Implementation Agreement made between the applicant and Allied Gold Mining plc dated 28 April 2011;

(b) the phrase "as at 8.00am on the Second Court Date" in clause 3.1 of the option scheme being replaced by the phrase "prior to the Implementation Date".

3. Pursuant to section 411(12) of the *Corporations Act 2001*, the applicant is exempted from compliance with section 411(11) of the *Corporations Act 2001* in relation to the schemes of arrangement referred to in orders 1 and 2.

Signed